UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

INFLARX N.V.

On January 25, 2021, InflaRx N.V. (the “Company”) entered into an Underwriting Agreement with Guggenheim Securities, LLC, representative of the several underwriters, relating to the offering and sale (the “Offering”) of an aggregate of (i) 15,000,000 common shares of the Company (the “Common Shares”) and (ii) 15,000,000 warrants to purchase an aggregate of 15,000,000 Common Shares (the “Warrants”).

The Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 (Registration No. 333-239759) filed with the Securities and Exchange Commission (the “SEC”). The Company has filed a final prospectus supplement, dated February 25, 2021, relating to the offer and sale of the Common Shares and Warrants with the SEC.

The Underwriting Agreement is attached as Exhibit 99.1 hereto. A copy of the opinion of NautaDutilh N.V. relating to the legality of the issuance and sale of the Common Shares is attached as Exhibit 5.1. A copy of the opinion of Kirkland & Ellis LLP. relating to the legality of the issuance and sale of the Warrants is attached as Exhibit 5.2.

INCORPORATION BY REFERENCE

Exhibit 99.1, Exhibit 5.1 and Exhibit 5.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File No. 333-239759) of InflaRx N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: March 1, 2021	By:	/s/ Niels Riedemann
Name:	Niels Riedemann
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Underwriting Agreement, dated as of February 25, 2021, between InflaRx N.V. and Guggenheim Securities, LLC
5.1	Opinion of Nauta Dutilh N.V.
5.2	Opinion of Kirkland & Ellis LLP
23.1	Consent of NautaDutilh N.V. (included in Exhibit 5.1)
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.2)

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